Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Sun Life Financial reports third quarter 2008 results

     <<
     Note to Editors: All figures shown in Canadian dollars unless otherwise noted.
     >>

     TORONTO, Oct. 21 /CNW/ - Sun Life Financial Inc.(1) (TSX/NYSE: SLF) today announced a net loss of $396 million for the third quarter of 2008, compared with net income of $577 million in the same period last year. Fully diluted loss per share of $0.71 decreased $1.71 from earnings per share (EPS)(2) of
$1.00 in the third quarter of 2007.
     Third quarter results were significantly impacted by a deterioration in global capital markets. Results this quarter include credit market impacts of
$636 million, including the charges related to the Company's previously disclosed holdings in Lehman Brothers, Washington Mutual and American
International Group (AIG), as well as $326 million of charges related to equity market impacts.
     "Unprecedented events in the global financial sector characterized the third quarter and significantly impacted our results. Despite these extraordinary occurrences, Sun Life is well positioned to manage through this challenging economic environment," said Donald A. Stewart, Chief Executive
Officer.
     "The organization's operations, earnings power, and strong brands remain fundamentally sound, further supported by its solid capital position, strong balance sheet and diversified business model.
     Sun Life is undertaking a number of steps to address current disruptions in the markets which demonstrates our confidence in our business model, strategy and the future. This includes augmented management in key affected businesses and investing for the future in Asia. We plan to maintain our existing dividend policy and level of common shareholder dividends," he added.
     "Sun Life remains well positioned to capitalize on the intensifying demand from individuals and corporations for reliable protection and investment products. Most importantly, we are maintaining an intense focus on serving our 25 million customers worldwide."

     Earnings and Profitability

     The financial results presented in this document are unaudited.

     <<
     -------------------------------------------------------------------------
     FINANCIAL SUMMARY
                              ---------------------------------- -------------
                                      Quarterly Results          Year to Date
                              ---------------------------------- -------------
                              Q3/08  Q2/08  Q1/08  Q4/07  Q3/07   2008   2007
                              -----  -----  -----  -----  -----   ----   ----
     Common Shareholders'
      Net Income/(Loss)
      ($millions)              (396)   519    533    555    577    656  1,664
     Operating Earnings/
      (Loss)(3)($millions)     (396)   519    533    560    583    656  1,734

     Basic Earnings/(Loss)
      per Common Share
      (EPS) ($)               (0.71)  0.92   0.95   0.98   1.02   1.17   2.92
     Fully Diluted EPS ($)    (0.71)  0.91   0.93   0.97   1.00   1.14   2.88
     Fully Diluted Operating
      EPS(3)($)               (0.71)  0.91   0.93   0.98   1.01   1.14   3.00

     Return on Common Equity
      (ROE) (%)               (10.2)  12.9   13.4   14.2   14.7    5.6   13.7
     Operating ROE(3)(%)      (10.2)  12.9   13.4   14.3   14.8    5.6   14.3

     Average Common Shares
      Outstanding (millions)  559.7  561.6  563.8  566.2  567.8  561.7  570.0
     Closing Common Shares
      Outstanding (millions)  559.7  559.9  561.9  564.1  566.4  559.7  566.4
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     The Company reported a net loss attributable to common shareholders of
$396 million for the quarter ended September 30, 2008, compared with net income of $577 million in the third quarter of 2007. The Company incurred operating losses of $396 million for the third quarter of 2008 compared with operating earnings of $583 million in the third quarter of 2007.
     Net losses in the third quarter of 2008 were driven by asset impairments and credit-related losses, including write-downs related to the Company's holdings in Lehman Brothers, Washington Mutual and AIG, of $636 million, a steep decline in equity markets, resulting in charges to net income of
$326 million, as well as the unfavourable impact of claims and higher future lapse assumptions in SLF Reinsurance.

     <<
     -------------------------------------------------------------------------
                  Q3 2008 - Capital Market Impact on Earnings

     ($millions, after-tax)

     Asset Impairments &
      Credit Related Losses              Equity Markets
     ----------------------              --------------

     Write-downs:                        Impact on Current Period Fees &
       Lehman Brothers             234   Present Value of Future Fees
                                         due to Lower Account Values
       Washington Mutual           228   (unhedged)                       131

       Other                       114   Increase in Reserves for
                              ---------  Segregated Fund Guarantee
                                   576   Benefits & Other Reserve
                                         Changes (net of hedging)         134
     Downgrades:                    60
                              ---------  Increase in Reserves for
                                         Universal Life Benefits
                                         (unhedged)                        61

                                                                     ---------
     Total                         636   Total                            326
                              ---------                              ---------
                              ---------                              ---------

     -------------------------------------------------------------------------
     >>

     Excluding the capital market impacts described in the table above, earnings for the third quarter of 2008 were $566 million or $1.00 per share.
     ROE for the third quarter of 2008 was a negative 10.2% compared with
14.7% for the third quarter of 2007. The negative ROE resulted from the loss per share of $0.71, which was lower than EPS of $1.00 reported in the prior year.
     Operating loss per share for the third quarter of 2008 was $0.71, down
$1.72 from operating EPS of $1.01 in the third quarter of 2007. Operating ROE of negative 10.2% for the quarter was down from operating ROE of 14.8% in the third quarter of 2007.
     Common shareholders net income for the first nine months of 2008 was
$656 million, a decrease of $1.0 billion compared to the same period in 2007.
Earnings in the first nine months of 2008 were affected by credit-related losses, including write-downs related to the Company's holdings in Lehman
Brothers, Washington Mutual and AIG, a steep decline in equity markets, the impact of wider credit spreads and increased investment in growth in SLF Asia as well as the unfavourable impact of claims and higher future lapse assumptions in SLF Reinsurance. Results for the first nine months of 2007 included after-tax charges to earnings related to the intangible asset write-down for the retirement of the Clarica brand and for the premium payable to redeem Partnership Capital Securities in Corporate Support as well as higher earnings in SLF U.K. as a result of several non-recurring items.

     Performance by Business Group

     The Company manages its operations and reports its results in five business segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial
U.S. (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF
Asia) and Corporate. Additional details concerning the segments and the purpose and use of the segmented information are outlined in the notes to Sun
Life Financial Inc.'s financial statements, which are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Where appropriate, information on a business segment has been presented both in
Canadian dollars and the segment's local currency to facilitate the analysis of underlying business trends. ROE for the business segments is a "Non-GAAP"
financial measure as outlined under "Use of Non-GAAP Financial Measures."

     <<
     SLF Canada
     -------------------------------------------------------------------------
                              ---------------------------------- -------------
                                      Quarterly Results          Year to Date
                              ---------------------------------- -------------
                              Q3/08  Q2/08  Q1/08  Q4/07  Q3/07   2008   2007
                              -----  -----  -----  -----  -----   ----   ----
     Common Shareholders'
      Net Income ($millions)
       Individual Insurance
        & Investments            28    177    149    147    152    354    475
       Group Benefits            81     80     49     76     59    210    179
       Group Wealth              48     39     49     40     46    136    133
                                ----   ----   ----   ----   ----   ----   ----
         Total                  157    296    247    263    257    700    787

     ROE (%)                    8.8   16.7   14.1   15.0   14.7   13.2   15.0
     -------------------------------------------------------------------------

     SLF Canada's earnings decreased by $100 million, or 39%, compared to the third quarter of 2007. This decrease is mainly attributable to charges of
$126 million from the impact of declining equity markets and asset impairments and credit-related losses of $59 million. This was partly offset by favourable morbidity experience, increased interest rates and asset reinvestment gains from wider credit spreads.

     -   Individual Insurance & Investments earnings for the third quarter of
         2008 decreased by 82% from the third quarter of 2007. Earnings in the third quarter of 2008 were unfavourably impacted by charges of
         $126 million related to a decline in equity markets and asset impairments and credit-related losses of $38 million. These charges were partially offset by increased interest rates and asset reinvestment gains from wider credit spreads.

     -   Group Benefits earnings for the third quarter of 2008 increased by
         37% from the third quarter of 2007 due primarily to favourable morbidity experience.

     -   Group Wealth earnings for the third quarter of 2008 were relatively unchanged compared to the third quarter of 2007.
     >>

     Nine-month earnings decreased by $87 million, or 11%, over the same period in 2007. This decrease was mainly attributable to the impact of declining equity markets and credit-related losses, partially offset by more favourable morbidity experience and asset reinvestment gains from wider credit spreads in 2008.
     Despite the volatility and uncertainty created by the disruption in global capital markets, SLF Canada maintained strong sales momentum. In
Individual Insurance and Investments, segregated fund sales, including sales of SunWise Elite Plus with the guaranteed minimum withdrawal benefit rider, increased by 34% to $598 million in the third quarter of 2008 over the same period last year. In Group Wealth, Group Retirement Services sales increased by 128% to $1.2 billion over the third quarter of 2007, and $174 million of retained assets from members leaving plans, representing a 41% retention ratio.

     <<
     SLF U.S.
     -------------------------------------------------------------------------
                              ---------------------------------- -------------
                                      Quarterly Results          Year to Date
                              ---------------------------------- -------------
                              Q3/08  Q2/08  Q1/08  Q4/07  Q3/07   2008   2007
                              -----  -----  -----  -----  -----   ----   ----
     Common Shareholders'
      Net Income/(Loss)
      (US$millions)
       Annuities               (456)    22     75     57     99   (359)   259
       Individual Insurance     (76)    35     19     84     41    (22)    83
       Employee Benefits
        Group (EBG)              30     25     19     24     22     74     46
                                ----   ----   ----   ----   ----   ----   ----
         Total (US$mm)         (502)    82    113    165    162   (307)   388

         Total (C$mm)          (533)    83    113    157    170   (337)   424

     ROE (%)                    n/m    7.8   10.7   15.3   14.7    n/m   12.9
     -------------------------------------------------------------------------
     >>

     Earnings for SLF U.S. decreased C$703 million, compared to the third quarter of 2007. In U.S. dollars, earnings decreased by US$664 million, compared to the third quarter of 2007. Earnings decreased in the third quarter of 2008 primarily as a result of credit-related losses, including impairments of US$460 million, and the reserve impact of US$170 million required by changes in capital markets. The increase in variable annuity reserves was driven by a decline in variable annuity accounts which, although partially offset by the benefit of hedges, increased the value of guaranteed benefits, and lowered the expected stream of future fee income.

     <<
     -   Annuities earnings decreased by US$555 million compared to the third quarter of 2007 primarily as a result of credit related losses, including impairments of US$328 million, and the negative impact of capital market movements on annuity reserves amounting to
         US$170 million.

     -   Individual Insurance earnings were lower by US$117 million compared to the third quarter of 2007 primarily due to credit related losses, including impairments of US$124 million.

     -   Employee Benefits Group earnings were higher by US$8 million compared to the third quarter of 2007 as a result of favourable morbidity experience.
     >>

     Nine-month earnings decreased by US$695 million compared to the same period in 2007 due to credit related losses, including impairments, the negative impact of financial market movements on actuarial reserves for the variable annuity block and the negative impact of wider credit spreads and credit related allowances on actuarial reserves for the fixed annuity block.
The negative impact of these amounts was partially offset by positive variable annuity hedge experience in Annuities, the favorable impact of the of the acquisition in the second quarter of 2007 in EBG and decreased new business strain on universal life sales in Individual Insurance.
     During the third quarter of 2008 Sun Life Financial appointed Jon A.
Boscia as President, Sun Life Financial, with overall responsibility for the
Company's U.S. business as well as worldwide marketing. Also joining SLF
U.S.'s operations are Westley V. Thompson and Terrence J. Mullen who will serve as President, SLF U.S. and President, Sun Life Financial Distributors,
respectively. Bob Salipante, former President of SLF U.S., was appointed
President, SLF International, assuming enterprise-wide responsibility for information technology, shared business services, SLF U.K., Reinsurance and other international strategic initiatives, with continued responsibility for leading Sun Life's Bermuda operations, International Variable Annuity Center,
Group Business International, and International Distribution.

     <<
     MFS

     -------------------------------------------------------------------------
                              ---------------------------------- -------------
                                      Quarterly Results          Year to Date
                              ---------------------------------- -------------
                              Q3/08  Q2/08  Q1/08  Q4/07  Q3/07   2008   2007
                              -----  -----  -----  -----  -----   ----   ----
     Common Shareholders'
      Net Income
      (US$ millions)             47     55     59     74     65    161    188
     Common Shareholders'
      Net Income
      (C$ millions)              49     56     59     73     68    164    208

     Pre-tax Operating
      Profit Margin Ratio(4)    29%    34%    35%    40%    36%    33%    35%
     Average Net Assets
      (US$ billions)            176    191    187    203    199    185    196
     Assets Under Management
      (US$ billions)            162    183    184    200    204    162    204
     Net Sales/(Redemptions)
      (US$ billions)           (2.0)   1.0   (2.7)  (3.2)  (0.9)  (3.7)  (0.8)
     Market Movement
      (US$ billions)          (19.4)  (2.0) (12.5)  (1.5)   3.3  (33.9)  17.2
     S&P 500 Index
      (daily average)         1,255  1,371  1,349  1,495  1,489  1,325  1,471
     -------------------------------------------------------------------------
     >>

     Earnings for MFS decreased C$19 million, or 28%, compared to the third quarter of 2007. In U.S. dollars, third quarter earnings were US$47 million,
US$18 million, or 28%, lower than in the third quarter of 2007 primarily due to lower average net assets as a result of a decline in equity markets.
Average net assets of US$176 billion decreased 12% compared to the third quarter of 2007.
     Nine-month earnings decreased by US$27 million, or 14%, compared to the same period in 2007 primarily due to lower average net assets as a result of a decline in equity markets.
     Total assets under management at September 30, 2008 were US$162 billion, a decrease of US$21 billion compared to June 30, 2008, driven by market depreciation of US$19.4 billion, and net redemptions of US$2.0 billion.
Despite volatile market conditions, fund performance at MFS remained strong with 95%, 95% and 83% of fund assets ranked in the top half of their Lipper
Category Average over 3, 5 and 10 years respectively, as of September 30,
2008.

     <<
     SLF Asia

     -------------------------------------------------------------------------
                              ---------------------------------- -------------
                                      Quarterly Results          Year to Date
                              ---------------------------------- -------------
                              Q3/08  Q2/08  Q1/08  Q4/07  Q3/07   2008   2007
                              -----  -----  -----  -----  -----   ----   ----
     Common Shareholders'
      Net Income/(Loss)
      ($millions)                (8)    12     13     38     30     17     85

     ROE (%)                   (2.7)   4.1    4.4   13.6   10.9    1.9   10.1
     -------------------------------------------------------------------------
     >>

     Third quarter 2008 loss for SLF Asia of $8 million was down by
$38 million from earnings of $30 million in the third quarter of 2007 primarily due to credit-related losses of $18 million, and increased investment in growth in India.
     Nine-month earnings for the period ended September 30, 2008 were down 80%
from last year due to the effect of wider credit spreads in Hong Kong and increased investment in growth in India. These decreases were partially offset by the effect of reserve changes in Hong Kong and in the Philippines.
     SLF Asia individual life insurance sales in the third quarter of 2008 were up 11% over the same period last year, driven primarily by continued
sales momentum in India. In local currency, individual life insurance sales in
India were up 33% from increased distribution reach, where the direct sales force now exceeds 130,000 advisors across 600 branches. In the Philippines, individual life insurance sales were up 6% from higher traditional product sales. Traditional product sales were up in Hong Kong and China by 130% and
70%, respectively, offset by lower unit linked product sales on concerns over market volatility. In China, Sun Life Everbright Life Insurance Company opened its sixth branch in Guangzhou, the capital city of the Guangdong province in
Southern China, bringing its presence to 18 cities in China.

     Corporate

     Corporate includes the results of Sun Life Financial U.K. (SLF U.K.), Sun
Life Financial Reinsurance (SLF Reinsurance) and Corporate Support, which includes run-off reinsurance as well as investment income, expenses, capital and other items not allocated to Sun Life Financial's other business groups.

     <<
     -------------------------------------------------------------------------
                              ---------------------------------- -------------
                                      Quarterly Results          Year to Date
                              ---------------------------------- -------------
                              Q3/08  Q2/08  Q1/08  Q4/07  Q3/07   2008   2007
                              -----  -----  -----  -----  -----   ----   ----
     Common Shareholders'
      Net Income/(Loss)
      ($millions)
       SLF U.K.                  69     41     59     23     48    169    190
       SLF Reinsurance          (93)    (1)    22     25     21    (72)    72
       Corporate Support        (37)    32     20    (24)   (17)    15   (102)
                                ----   ----   ----   ----   ----   ----   ----
         Total                  (61)    72    101     24     52    112    160
     -------------------------------------------------------------------------
     >>

     Earnings in the third quarter of 2008 decreased by $113 million compared to the third quarter of 2007 due to the unfavourable impact of claims and higher future lapse assumptions in SLF Reinsurance as well as a decline due to equity markets of $12 million and losses on asset impairments of $43 million in Corporate Support. These decreases were partially offset by higher earnings in SLF U.K. as a result of the favourable impact of an internal reinsurance transaction.
     Nine-month earnings decreased by $48 million, or 30%, over the same period in 2007 due to the unfavourable impact of mortality and the recapture of reinsurance treaties in SLF Reinsurance. Results in the first nine months of 2007 included after-tax charges to earnings related to the intangible asset write-down for the retirement of the Clarica brand and for the premium payable to redeem Partnership Capital Securities in Corporate Support as well as higher earnings in SLF U.K. as a result of several non-recurring items.

     Additional Financial Disclosure

     Revenue

     Under Canadian GAAP, revenues include regular premiums received on life and health insurance policies as well as fixed annuity products and fee income received for services provided. Net investment income comprised of income earned on general fund assets and changes in the value of held-for-trading assets and derivative instruments are also included. Segregated fund deposits, mutual fund deposits and managed fund deposits are not included in revenues.
     Net investment income can experience volatility arising from quarterly fluctuation in the value of held-for-trading assets. The bonds and stocks which support actuarial liabilities are designated as held-for-trading, and consequently changes in fair values of these assets are recorded in net investment income in the consolidated statement of operations. Changes in the fair values of these assets are largely offset by changes in the fair value of the actuarial liabilities, where there is an effective matching of assets and liabilities. The Company performs cash flow testing whereby asset and liability cash flows are projected under various scenarios. When an asset backing liabilities is written down in value to reflect impairment or default, the actuarial assumptions about the cash flows required to support the liabilities will change, resulting in an increase in actuarial liabilities charged through the consolidated statement of operations. Additional detail on the Company's accounting policies can be found in Sun Life Financial Inc.'s annual Management's Discussion and Analysis (MD&A).

     <<
     -------------------------------------------------------------------------
                                   Quarterly Results             Year to Date

                        Q3/08   Q2/08   Q1/08   Q4/07   Q3/07    2008    2007
                        -----   -----   -----   -----   -----    ----    ----
     Revenues
      ($millions)
       SLF Canada       1,279   2,276   2,320   2,610   2,500   5,875   6,675
       SLF U.S.           546   1,624   1,060   1,637   2,052   3,230   6,193
       MFS                342     367     362     390     417   1,071   1,297
       SLF Asia           180      71     119     294     286     370     683
       Corporate          213      73      25     474     444     311     935
                       ------- ------- ------- ------- ------- ------- -------
     Total as Reported  2,560   4,411   3,886   5,405   5,699  10,857  15,783

     Impact of currency
      and changes in
      the fair value of
      held-for-trading
      assets and
      derivative
      instruments      (3,009) (1,214) (1,760)   (209)   (154) (5,983) (1,467)
                       ------- ------- ------- ------- ------- ------- -------

     Total Adjusted
      Revenue           5,569   5,625   5,646   5,614   5,853  16,840  17,250
     -------------------------------------------------------------------------
     >>

     Revenues for the third quarter of 2008 were $2.6 billion, down
$3.1 billion from the comparable period a year ago. The primary reason for the decrease was the unfavourable impact on market values of $3.0 billion for held-for-trading assets and non-hedging derivatives compared to $154 million in the third quarter of 2007. After adjusting for the impact of currency and fair value changes in held-for-trading assets the third quarter 2008 revenue of $5.6 billion was $284 million lower than the same period a year ago. This decrease was primarily driven by an increase of $237 million in realized losses and write-downs on available-for-sale assets, lower interest and limited partnership income and lower fee income of $105 million only partly offset by increased premium income of $153 million.
     Premium revenue of $3.6 billion in the third quarter of 2008 was up
$153 million from the third quarter of 2007. Increased annuity revenues of
$237 million in SLF U.S. on higher sales, higher Life and Health insurance premiums of $70 million in SLF Canada, growth of $43 million in Life insurance premiums in SLF Asia and SLF Reinsurance were partly offset by a reduction of
$167 million in SLF U.S. Life insurance premiums, mostly from lower sales.
     Net investment losses were $1.7 billion in the third quarter of 2008 compared to net investment income of $1.4 billion in the same period a year ago. The third quarter 2008 income was negatively impacted by unrealized losses of $3.0 billion on held-for-trading assets and derivatives compared to unrealized losses of $154 million a year ago. Volatile equity markets, wider credit spreads and global economic turbulence, particularly in the financial sector, were the most significant reasons for the negative results in 2008.
     Fee income of $693 million in the third quarter of 2008 was down
$105 million compared to the same period in the previous year with lower fees of $47 million earned in SLF U.S. mostly due to the sale of Independent
Financial Marketing Group and Sun Life Retirement Services (U.S.), Inc. MFS
was also down $56 million mostly from the impact of lower average net assets.
     Total revenues of $10.9 billion for the nine months ended September 30,
2008 decreased by $4.9 billion compared to the same period in 2007 primarily from lower net investment income. Net investment losses were $1.4 billion for the nine months ended September 30, 2008 compared to net investment income of
$3.4 billion for the same period a year ago. The decrease was primarily due to the volatile market conditions and the tight credit environment that resulted in fair value losses on held-for-trading assets and non-hedging derivatives during the first nine months of 2008 of $5.7 billion compared to $1.5 billion for the same period a year ago. There was also a reduction of $415 million in total revenues as a result of changes in foreign exchange rates and a reduction of $246 million due to higher realized losses and write-downs on available-for-sale assets.

     Assets Under Management (AUM)

     AUM were $388.7 billion as at September 30, 2008 compared to
$414.2 billion as at June 30, 2008, and $428.1 billion as at September 30,
2007. The decrease of $25.5 billion between June 30, 2008 and September 30,
2008 resulted primarily from:

     <<
     (i)   negative market movements of $29.4 billion;
     (ii)  a decrease of $3.0 billion from the change in value of held-for-
           trading assets;
     (iii) net redemptions of mutual, managed and segregated funds of
           $2.1 billion; partially offset by
     (iv)  an increase of $8.7 billion from a weaker Canadian dollar compared to the prior period exchange rates.

     AUM decreased $39.4 billion between September 30, 2007 and September 30,
2008. The reduction in AUM related primarily to:

     (i)   declining market performance that lowered AUM by $48.9 billion;
     (ii)  net redemptions of mutual, managed and segregated funds of
           $2.3 billion;
     (iii) a decrease of $5.7 billion from the change in value of held-for-
           trading assets; partly offset by
     (iv)  an increase of $16.0 billion from the weakening of the Canadian dollar against foreign currencies.
     >>

     Changes in the Balance Sheet and Shareholders' Equity

     Total general fund assets were $113.2 billion as at September 30, 2008, compared to $114.7 billion a year earlier, with the unfavourable impact of
$5.7 billion from the change in value of held-for-trading assets only partly offset by an increase of $2.7 billion from currency fluctuations.
     Total general fund assets decreased by $2.3 billion from the December 31,
2007 level of $115.5 billion. The favourable impact of $2.5 billion from currency fluctuations was more than offset by the declines in general fund assets in SLF U.S. and SLF U.K. that included the negative changes in value of held-for-trading assets.
     Actuarial and other policy liabilities of $77.6 billion as at
September 30, 2008 decreased by $2.5 billion compared to September 30, 2007, mainly due to the decrease in actuarial and other policy liabilities related to the corresponding changes in fair value of held-for-trading assets. The currency effect resulting from an appreciated Canadian dollar at the end of the third quarter of 2008 compared to the same period a year ago increased actuarial and other policy liabilities by $1.7 billion.
     Actuarial and other policy liabilities were lower by $2.3 billion compared to the December 31, 2007 amount of $79.8 billion. The decrease in actuarial and other policy liabilities resulting from the corresponding changes in fair value of held-for-trading assets was partially offset by
$1.6 billion in currency fluctuations.
     Shareholders equity, including Sun Life Financial Inc.'s preferred share capital, was $16.5 billion as at September 30, 2008 compared to $17.5 billion as at June 30, 2008 and $17.1 billion as at December 31, 2007. The decrease of
$964 million between June 30, 2008 and September 30, 2008 resulted primarily from:

     <<
     (i)   shareholders' net loss of $378 million, before preferred share dividends of $18 million;
     (ii)  unrealized losses on available-for-sale assets in other comprehensive income (OCI) of $659 million;
     (iii) common share dividend payments of $202 million; partly offset by
     (iv)  the contribution from common shares repurchased and cancelled, net of stock-based compensation costs (including stock options exercised) of $4 million; and
     (v)   an increase of $289 million from currency fluctuations

     Shareholders' equity decreased $603 million between December 31, 2007 and
September 30, 2008. The decrease in shareholders' equity related primarily to:

     (i)   unrealized losses on available-for-sale assets in OCI of
           $1.0 billion;
     (ii)  common share dividend payments of $607 million; and
     (iii) the cost of common shares repurchased and cancelled, net of stock-
           based compensation costs (including stock options exercised) of
           $161 million; partially offset by
     (iv)  shareholders' net income of $709 million, before preferred share dividends of $53 million; and
     (v)   an increase of $536 million from currency fluctuations.

     As at September 30, 2008, Sun Life Financial Inc. had 559.7 million common shares and 61.0 million preferred shares outstanding.

     Cash Flows

     -------------------------------------------------------------------------
                                        -----------------   -----------------
                                        Quarterly Results       Year to Date
                                        -----------------   -----------------
     ($millions)                          Q3/08    Q3/07       2008      2007
                                          -----    -----       ----      ----
     Cash and cash equivalents,
      beginning of period                 3,114    3,313      3,603     4,936
     Cash flows provided by (used in):
       Operating activities               1,126      794      1,918       587
       Financing activities                (188)    (326)       (10)     (726)
       Investing activities                 949      299       (534)     (530)
     Changes due to fluctuations in
      exchange rates                        117     (191)       141      (378)
                                          ------   ------     ------    ------
     Increase (decrease) in cash and
      cash equivalents                    2,004      576      1,515    (1,047)
                                          ------   ------     ------    ------
     Cash and cash equivalents,
      end of period                       5,118    3,889      5,118     3,889
     Short-term securities,
      end of period                       1,496    1,016      1,496     1,016
                                          ------   ------     ------    ------
     Total cash, cash equivalents
      and short-term securities           6,614    4,905      6,614     4,905
                                          ------   ------     ------    ------
                                          ------   ------     ------    ------

     -------------------------------------------------------------------------
     >>

     Net cash, cash equivalents and short-term securities of $6.6 billion as at the end of the third quarter of 2008 were up by $1.7 billion compared to the third quarter of 2007. Cash generated by operations was $332 million higher in the third quarter of 2008 than 2007. The increase was mainly due to increased premiums and lower maturities and surrenders in SLF U.S. annuities.
Cash provided by investing activities was up by $650 million in the third quarter of 2008 compared with the same quarter of 2007. The increase was due to lower levels of bond investments in the third quarter of 2008 than 2007.
Cash used by financing activities in the third quarter of 2008 was
$138 million lower than in the same period a year ago mainly from lower levels of common share repurchase. Currency fluctuations increased cash balances by
$117 million in the third quarter of 2008 compared to a reduction of
$191 million in the comparable period a year ago.
     There was an increase in cash and cash equivalents of $1.5 billion in the first nine months of 2008 compared to a $1.0 billion decrease in cash and cash equivalents in the same period of 2007. Cash generated from operating activities was up by $1.3 billion, primarily due to decreased commissions and operating expenses and lower levels of maturities and surrenders.
     Cash used in financing activities in the first nine months of 2008 decreased by $716 million from the first nine months of 2007 as the
US$600 million Partnership Capital Securities were redeemed during 2007.
Financing activities also reflected the issuance of $750 million in principal amount of subordinated unsecured debentures in the first nine months of 2008 as compared to the $400 million in principal amount of subordinated unsecured debentures, $250 million in principal amount of senior unsecured debentures and preferred shares of $250 million issued in the first three quarters of
2007. Repurchase of common shares was also lower by $156 million in the first nine months of 2008 than 2007.
     Currency fluctuations increased cash balances by $141 million in the first nine months of 2008 compared to a reduction of $378 million in the comparable period a year ago.

     Quarterly Financial Results

     The following table provides a summary of Sun Life Financial's results for the eight most recently completed quarters.

     <<
     -------------------------------------------------------------------------
     QUARTERLY FINANCIAL SUMMARY

                       -------------------------------------------------------
                                         Quarterly Results
                       -------------------------------------------------------
                       Q3/08  Q2/08  Q1/08  Q4/07  Q3/07  Q2/07  Q1/07  Q4/06
                       -----  -----  -----  -----  -----  -----  -----  -----
     Common
      Shareholders'
     Net Income (Loss)
      ($millions)       (396)   519    533    555    577    590    497    545
     Operating
      Earnings (Loss)
      ($millions)       (396)   519    533    560    583    593    558    545

     Basic EPS ($)     (0.71)  0.92   0.95   0.98   1.02   1.03   0.87   0.95
     Fully Diluted
      EPS ($)          (0.71)  0.91   0.93   0.97   1.00   1.02   0.86   0.94
     Fully Diluted
      Operating EPS($) (0.71)  0.91   0.93   0.98   1.01   1.03   0.96   0.94

     Total Revenue
      ($millions)      2,560  4,411  3,886  5,405  5,699  4,500  5,584  6,137

     Total AUM
      ($billions)        389    414    417    426    428    440    451    442
     -------------------------------------------------------------------------
     >>

     Investments

     The Company had total general fund invested assets of $100.7 billion as at September 30, 2008. The majority of the Company's general funds are invested in medium-to long-term fixed income instruments such as bonds and mortgages. The Company's portfolio composition is conservative, with 84% of the general funds in cash and fixed income investments. Stocks and real estate comprised 4% and 5% of the portfolio respectively as at September 30, 2008.
The remaining 7% of the portfolio is comprised of policy loans, other invested assets and derivative assets.
     As at September 30, 2008, the Company held $56.6 billion of bonds, which constituted 56% of the Company's overall investment portfolio. Bonds with an investment grade of "A" or higher represented 68%, and bonds rated "BBB" or higher represented 97% of the total bond portfolio as at September 30, 2008 down from 98% at December 31, 2007.
     As at September 30, 2008, the Company held $10.5 billion of non-public bonds, which constituted 18.6% of the Company's overall bond portfolio.
Corporate bonds that are not issued or guaranteed by sovereign, regional and municipal governments represented 77% of the total bond portfolio as at
September 30, 2008, compared to 76% as at December 31, 2007.
     The Company had total exposure of $750 million to monoline insurers as at
September 30, 2008, of which $80 million, or 10.7%, represented direct exposure to the monoline insurers and $670 million was indirect exposure. The indirect exposure represents the total value of bonds for which the monoline insurers have provided credit insurance. Credit insurance generally provides the underlying bonds with a credit rating of AAA. Absent the credit insurance,
94% of the underlying bonds have an investment grade credit rating (0.7% AAA,
9.9% AA, 35.7% A and 47.3% BBB) and 6% have a rating of BB or lower. At
September 30, 2008, no single insurer represented more than 35.5% of the total monoline exposure and no underlying issuer represented more than 10.5% of the total exposure in connection with monoline insurers.
     In the aggregate, the Company recognized impairment related pre-tax losses of $702 million during the quarter in connection with held-for-trading and available-for-sale assets. These impairments were mainly due to Lehman
Brothers and Washington Mutual bond holdings. Tax recoveries of $65 million and related actuarial reserve adjustments in connection with these impairments resulted in the Company recording an after tax loss of $576 million on the impairments during the quarter. The Company has not recognized a tax recovery on $268 million of unrealized capital losses related to these impairments in
SLF U.S., which are only available in the U.S. to offset capital gains. In the future when capital gains are available to offset these capital losses, it is estimated that an additional tax benefit of $94 million, based on current tax rules, will be recorded on these losses.
     The Company's gross unrealized losses as at September 30, 2008 for available-for-sale bonds were $1.1 billion. In addition, the fair value of held-for-trading bonds was $4.4 billion below par as at September 30, 2008.
The total difference between fair value and par value is largely due to the widening of credit spreads primarily in the financial and securitization sectors representing $3.7 billion of the total.
     The Company's bond portfolio as at September 30, 2008 included
$15.0 billion in the financial sector, representing approximately 26% of the
Company's bond portfolio, or 14.9% of the Company's total invested assets.
This compares to $16.6 billion as at December 31, 2007. The $1.6 billion decrease in the value of financial sector bond holdings is primarily the result of the impact of higher credit spreads on asset values.
     The Company's bond portfolio as at September 30, 2008 included
$5.7 billion of asset-backed securities reported as bonds, representing approximately 10% of the Company's bond portfolio, or 5.6% of the Company's total invested assets. This compares to $6.6 billion as at December 31, 2007.
The $0.9 billion decrease in the value of asset-backed securities is primarily the result of the impact of higher credit spreads on asset values.

     <<
     -------------------------------------------------------------------------
                                        September 30, 2008   December 31, 2007
     -------------------------------------------------------------------------
                                          Fair  Investment    Fair  Investment
     ($millions)                          Value   Grade %     Value   Grade %
     -------------------------------------------------------------------------
     Commercial Mortgage-Backed
      Securities                          2,149     99.6%     2,523     99.6%
     Residential Mortgage-Backed
      Securities
       Agency                             1,145    100.0%     1,112    100.0%
       Non-Agency                         1,156     98.7%     1,486     99.9%
     Collateralized Debt Obligations        337     96.9%       422     97.5%
     Other(x)                               874     98.3%     1,075     99.6%
     -------------------------------------------------------------------------
     Total                                5,661     99.1%     6,618     99.6%
     -------------------------------------------------------------------------
     (x) Other includes subprime, a portion of the Company's exposure to alt-a and other asset-backed securities

     The Company's asset-backed securities are further broken down in the tables below to reflect ratings and vintages of the assets within this portfolio.

     -------------------------------------------------------------------------
     As at                           RMBS -      RMBS -
      September 30, 2008    CMBS     Agency   Non-Agency     CDOs      Other
     -------------------------------------------------------------------------
     Rating
     AAA                    66.6%     100.0%      34.3%      48.1%      34.7%
     AA                      8.3%       0.0%      45.3%      19.8%      20.6%
     A                      10.4%       0.0%      13.9%      16.6%      30.4%
     BBB                    14.3%       0.0%       5.2%      12.4%      12.6%
     BB & Below              0.4%       0.0%       1.3%       3.1%       1.7%
     -------------------------------------------------------------------------
     Total                 100.0%     100.0%     100.0%     100.0%     100.0%
     -------------------------------------------------------------------------
     Vintage
     2005 & Prior           80.3%      60.9%      86.9%      67.5%      71.0%
     2006                   14.7%       9.7%      11.0%      17.0%      14.9%
     2007                    4.8%      11.4%       2.1%      15.5%       2.5%
     2008                    0.2%      18.0%       0.0%       0.0%      11.6%
     -------------------------------------------------------------------------
     Total                 100.0%     100.0%     100.0%     100.0%     100.0%
     -------------------------------------------------------------------------
     CMBS (equal sign) Commercial Mortgage Backed Securities;
     RMBS (equal sign) Residential Mortgage Backed Securities;
     CDOs (equal sign) Collateralized Debt Obligations.
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     As at                           RMBS -      RMBS -
      December 31, 2007     CMBS     Agency   Non-Agency     CDOs      Other
     -------------------------------------------------------------------------
     Rating
     AAA                    63.2%     100.0%      31.8%      43.8%      35.0%
     AA                      8.3%       0.0%      48.2%      41.4%      22.5%
     A                      10.5%       0.0%      14.7%      11.7%      28.4%
     BBB                    17.6%       0.0%       5.2%       0.6%      13.7%
     BB & Below              0.4%       0.0%       0.1%       2.5%       0.4%
     -------------------------------------------------------------------------
     Total                 100.0%     100.0%     100.0%     100.0%     100.0%
     -------------------------------------------------------------------------
     Vintage
     2005 & Prior           79.9%      68.6%      84.7%      61.5%      80.4%
     2006                   15.3%      10.3%      12.6%      21.0%      15.9%
     2007                    4.8%      21.1%       2.7%      17.5%       3.7%
     -------------------------------------------------------------------------
     Total                 100.0%     100.0%     100.0%     100.0%     100.0%
     -------------------------------------------------------------------------
     CMBS (equal sign) Commercial Mortgage Backed Securities;
     RMBS (equal sign) Residential Mortgage Backed Securities;
     CDOs (equal sign) Collateralized Debt Obligations.
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     As at September 30, 2008, the Company had indirect exposure to residential sub-prime and Alternative-A (Alt-A) loans of $229 million and
$158 million, respectively, together representing approximately 0.4% of the
Company's total invested assets. Alt-A loans generally are residential loans made to borrowers with credit profiles that are stronger than sub-prime but weaker than prime. 94% of these investments either were issued before 2006 or have an "AAA" rating.
     The values of the Company's derivative instruments are summarized in the following table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

     <<
     -------------------------------------------------------------------------
     ($millions)                       September 30, 2008   December 31, 2007
     -------------------------------------------------------------------------

     Net fair value                                   504               1,309
     Total notional amount                         49,852              42,642
     Credit equivalent amount                       1,983               2,351
     Risk weighted credit equivalent amount            46                  56
     -------------------------------------------------------------------------
     >>

     The total notional amount increased to $49.9 billion as at September 30,
2008, from $42.6 billion as at December 31, 2007, and the net fair value decreased to $0.5 billion as at September 30, 2008 from the December 31, 2007 amount of $1.3 billion. The credit equivalent amount, a measure used to approximate the potential credit exposure, is determined as the replacement cost of the derivative contracts having a positive fair value plus an amount representing the potential future credit exposure. The risk-weighted credit equivalent amount is a measure used to determine the amount of capital necessary to support derivative transactions for certain Canadian regulatory purposes. It is determined by weighting the credit equivalent amount according to the nature of the derivative and the creditworthiness of the counterparties.
     Net impaired assets for mortgages and corporate loans, net of allowances, amounted to $86.9 million as at September 30, 2008, $38.2 million more than the December 31, 2007 level for these assets. In addition to allowances reflected in the carrying value of mortgages and corporate loans, the Company had $3.0 billion for possible future asset defaults for all financial assets included in its actuarial liabilities as at September 30, 2008, compared with
$2.9 billion as at December 31, 2007.

     Capital Management and Liquidity

     Sun Life Financial has a policy designed to maintain a strong capital position and provide the flexibility necessary to take advantage of growth opportunities, to support the risk associated with its businesses and to optimize shareholder return. The Company's capital base is structured to exceed regulatory and internal capital targets and maintain strong credit ratings while maintaining a capital efficient structure and desired capital ratios. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business unit level under the principles appropriate to the jurisdiction in which it operates.
     As an insurance holding company, Sun Life Financial is expected to manage its capital for all of its subsidiaries in a manner commensurate with its risk profile and control environment.
     Sun Life Assurance Company of Canada (Sun Life Assurance), the Company's
principal operating subsidiary in Canada, is subject to Minimum Continuing
Capital Surplus Requirements (MCCSR). The Office of the Superintendent of
Financial Institutions (OSFI) generally expects life insurance companies to maintain an MCCSR ratio of 150% or greater. With an MCCSR ratio of 202% Sun
Life Assurance was well above minimum regulatory capital levels as at
September 30, 2008 compared to 213% as at December 31, 2007. The 11 percentage drop is primarily due to market impacts during the first nine-months of 2008 and write-downs on assets in Sun Life Assurance's investment portfolio. Other subsidiaries are subject to local capital requirements in the jurisdictions in which they operate.
     The Company maintains a liquidity position that exceeds all the liabilities payable on demand. The Company also actively manages and monitors the matching of its asset positions against its commitments, together with the diversification and credit quality of its investments, against established targets.
     The Company's primary source of funds is cash provided by operating activities, including premiums, investment management fees and net investment income. These funds are used primarily to pay policy benefits, dividends to policyholders, claims, commissions, operating expenses, interest expenses and shareholder dividends. Cash flows generated from operating activities are generally invested to support future payment requirements, including the payment of dividends to shareholders. The Company also raises funds from time to time, through borrowing and issuing of securities, to finance growth, acquisitions or other needs. As at September 30, 2008 Sun Life maintained cash, cash equivalents and short-term securities totaling more than
$6.6 billion. In addition, the Company's investment portfolio contains over
$12 billion of government bonds.

     Outlook and Risk Factors

     During the third quarter of 2008, global capital markets deteriorated, increasing the possibility that the global economy could be entering a recessionary period. If these unprecedented levels of volatility and market turmoil continue, the Company's financial results would be materially impacted. The risks described below should be considered in conjunction with other risk factors described in Sun Life Financial Inc.'s MD&A and Annual
Information Form (AIF) for the year ended December 31, 2007.
     The Company has a high quality, well diversified investment portfolio in several asset classes. The bond portfolio (making up $56.6 billion of the
Company's total invested assets) is well diversified, both geographically and by sector. The Company also has a $15 billion mortgage portfolio with approximately 4,500 mortgages and $4.6 billion in direct real estate.
Continued deterioration in the global markets could adversely impact the
Company's invested asset portfolio, including asset classes such as equities, commercial mortgages and real estate, through realized or unrealized losses and increased provisions for asset default.
     Continued volatility in the capital markets, including deteriorating credit, may also have a significant impact on the value of the fixed income assets in the Company's investment portfolio. Events that result in defaults, impairments or downgrades of the securities within the investment portfolio would cause the Company to record realized or unrealized losses and increase its provisions for asset default, adversely impacting earnings.
     Credit spreads on corporate bonds and asset backed securities have widened significantly throughout the first nine months of 2008. Further widening of credit spreads may have a material impact on the value of fixed income assets. For certain products the decrease in market value due to spread widening may lead to losses in the event of the liquidation of assets prior to maturity.
     Declining and volatile equity markets may have a negative impact on sales and redemptions of variable insurance and annuity products. As well, certain annuity and segregated fund products have guarantees that are exposed to equity market performance. The cost of providing for these guarantees increases under adverse market conditions. Declines in equity markets will result in lower fee income and earnings in the Company's wealth management businesses where results of these operations are based upon the fair value of assets under management or administration. Furthermore, declining equity markets may result in an increase in required capital for regulatory purposes.
     Movements in interest rates could have an adverse impact on the Company's business and profitability in several ways. Volatility in interest rates may have a negative impact on sales of certain insurance and annuity products and adversely impact the expected pattern of surrenders on existing policies.
Rapid increases in interest rates may increase the risk that policyholders will surrender their contracts forcing the Company to liquidate investment assets at a loss. Conversely, rapid declines in interest rates would increase the value of fixed income assets, but may result in reinvestment at significantly lower investment yields resulting in lower earnings. The Company manages the risk of investing in a changing interest rate environment, but may not be able to fully mitigate the interest rate risk of the Company's assets relative to its liabilities. As well, certain products have explicit or implicit interest rate guarantees and, if interest rates fall below those guarantee levels, the Company may be required to increase actuarial liabilities with an adverse affect on earnings.
     Sun Life has implemented hedging programs aimed at reducing the potential impact of capital market volatility on the value of certain guaranteed benefits. To the extent that positions are not fully hedged, or are subject to other risk factors such as model risk, basis risk and operational risk, the hedging programs may be subject to reduced effectiveness or increased costs, adversely impacting the Company's financial position and results of operations.
     The Company engages in transactions including securities lending, repurchase agreements and capital markets transactions, including reserve financing and corporate funding. The cost and the Company's ability to execute these transactions may be negatively impacted by market volatility. Continued
disruption in financial markets may limit the Company's access to capital in the event the Company is required to seek additional liquidity.
     The Company's earnings will also be impacted by changes in the value of the Canadian dollar versus foreign currencies, most notably the U.S. dollar.

     Enterprise Risk Management

     Sun Life Financial uses an enterprise risk management framework to assist in categorizing, monitoring and managing the risks to which it is exposed. The major categories of risk are strategic risk, credit risk, market risk, insurance risk and operational risk. Operational risk is a broad category that includes legal and regulatory risks, people risks and systems and processing risks.
     Through its ongoing enterprise risk management procedures, Sun Life
Financial reviews the various risk factors identified in the framework and reports to senior management and to the Risk Review Committee of the Board at least quarterly. Sun Life Financial's enterprise risk management procedures and risk factors are described in Sun Life Financial Inc.'s MD&A and AIF for the year ended December 31, 2007. Interest rate and equity market sensitivities are disclosed in the annual MD&A, but change with movements in market levels, business portfolio changes, or as management actions are taken.
Additional discussion on risks associated with global market disruptions can be found in "Outlook and Risk Factors".

     Regulatory and Legal Matters

     Information concerning legal and regulatory matters is provided in Sun
Life Financial Inc.'s annual Consolidated Financial Statements, annual MD&A and AIF for the year ended December 31, 2007, copies of which are available on the Company's website at www.sunlife.com and at www.sedar.com and www.sec.gov.

     Internal Control Over Financial Reporting

     Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of its financial statements in accordance with GAAP.
     There were no changes during the Company's most recent three-month period ended September 30, 2008 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

     Transition to International Financial Reporting Standards (IFRS)

     The Canadian Accounting Standards Board (AcSB) confirmed January 1, 2011 as the date IFRS will replace current Canadian standards and interpretations as Canadian generally accepted accounting principles (Canadian GAAP) for publicly accountable enterprises. In order to prepare for the conversion to
IFRS, the Company has developed an IFRS changeover plan. This plan addresses key elements of the Company's conversion to IFRS including:
     <<
     -   education and training requirements;
     -   accounting policy changes;
     -   financial disclosure requirements;
     -   information technology and data systems impacts;
     -   internal control over financial reporting and
     -   impacts on business groups and functions
     >>

     The Company has established a formal project governance structure that includes a Steering Committee (consisting of senior management from Finance throughout the organization, Internal Audit and Information Technology), a
Technical and Business Review Committee and many issue-specific working groups. Periodic updates are provided to the senior executives and to the
Audit Committee of our Board of Directors.
     Key elements of the plan that are currently in progress include on-going education and training sessions for employees throughout the organization, determination of changes in accounting policies (including insurance contract classifications), the related impact analysis and financial disclosure requirements.
     As implications of the adoption are identified, information technology and data systems impacts will be assessed. Similarly, impacts on business activities will be assessed as differences are identified between the
Company's current accounting policies and IFRS. As the implementation process develops, the Company will continue to revisit its changeover plan, accordingly changes to the plan may be required as more information on the adoption of IFRS becomes known.

     Subsequent Events

     On October 6, 2008, Sun Life Financial announced the sale of its 37%
interest in CI Financial Income Fund for $2.3 billion to Scotiabank in an all cash, private transaction. The transaction, which is subject to regulatory approval, is expected to close in the fourth quarter and generate a pre-tax accounting gain of $1.1 billion.

     Use of Non-GAAP Financial Measures

     Management evaluates the Company's performance on the basis of financial measures prepared in accordance with GAAP, including earnings, fully diluted
EPS and ROE. Management also measures the Company's performance based on certain non-GAAP measures, including operating earnings, and financial measures based on operating earnings, including operating EPS and operating
ROE, that exclude certain items that are not operational or ongoing in nature.
Management also uses financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations.
Management measures the performance of the Company's business segments using
ROE that is based on an allocation of common equity or risk capital to the business segments, using assumptions, judgments and methodologies that are regularly reviewed and revised by management. The Company also reviews adjusted revenue which excludes the impact of currency, and fair value changes in held-for-trading assets and derivative instruments from total revenue.
Management also monitors MFS's pre-tax operating profit margin ratio, the denominator of which excludes certain investment income and includes certain commission expenses, as a means of measuring the underlying profitability of
MFS. Value of new business is used to measure overall profitability. Value of new business is based on actuarial amounts for which there are no comparable amounts under GAAP. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company's performance and facilitate the comparison of the quarterly and full-year results of the Company's ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as an alternative to measures of financial performance determined in accordance with GAAP.
Additional information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in Sun Life Financial Inc.'s annual and interim MD&A and the Supplementary Financial Information packages that are available in the Investor Relations - Financial Publications section of Sun Life Financial's website, www.sunlife.com.
     The following table sets out the items that have been excluded from the
Company's operating earnings in the eight most recently completed quarters and provides a reconciliation to the Company's earnings based on Canadian GAAP.

     <<
     -------------------------------------------------------------------------
     RECONCILIATION OF OPERATING EARNINGS
     ($ millions)

                       -------------------------------------------------------
                                         Quarterly Results
                       -------------------------------------------------------
                       Q3/08  Q2/08  Q1/08  Q4/07  Q3/07  Q2/07  Q1/07  Q4/06
                       -----  -----  -----  -----  -----  -----  -----  -----
     Reported
      Earnings (GAAP)   (396)   519    533    555    577    590    497    545
     After-tax gain
      (loss) on
      special items
       Clarica brand
        write-off          -      -      -      -      -      -    (43)     -
       Re-branding
        expenses in
        Canada             -      -      -     (3)    (5)    (2)     -      -
       EBG integration
        costs              -      -      -     (2)    (1)    (1)     -      -
       Premium to redeem
        Partnership
        Capital
        Securities         -      -      -      -      -      -    (18)     -
                       -------------------------------------------------------
     Total special
      items                -      -      -     (5)    (6)    (3)   (61)     -
                       -------------------------------------------------------

     Operating Earnings (396)   519    533    560    583    593    558    545
                       -------------------------------------------------------
                       -------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     Forward-Looking Statements

     Certain statements in this document, including those relating to the
Company's strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates"
or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include the information concerning possible or assumed future results of operations of the Company. These statements represent the Company's expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Future results and stockholder value may differ materially from those expressed in these forward-
looking statements due to, among other factors, the matters set out under
"Risk Factors" in the Company's AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim MD&A, and financial statements, which are available for review at
www.sedar.com and www.sec.gov.
     Factors that could cause actual results to differ materially from expectations include, but are not limited to, the performance of equity markets; interest rate fluctuations; investment losses and defaults; movements in credit spreads; the cost, effectiveness and availability of risk mitigating hedging programs; the creditworthiness of guarantors and counterparties to derivatives; risks related to market liquidity; changes in legislation and regulations including tax laws; regulatory investigations and proceedings and private legal proceedings and class actions relating to practices in the mutual fund, insurance, annuity and financial product distribution industries;
risks relating to product design and pricing; insurance risks including mortality, morbidity, longevity and policyholder behaviour including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; risks relating to operations in Asia including risks relating to joint ventures; currency exchange rate fluctuations; the impact of competition; risks relating to financial modelling errors; business continuity risks; failure of information systems and Internet enabled technology;
breaches of computer security and privacy; the availability, cost and effectiveness of reinsurance; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents;
dependence on third party relationships including outsourcing arrangements;
downgrades in financial strength or credit ratings; the ability to successfully complete and integrate acquisitions; the ability to attract and retain employees; and the performance of the Company's investments and investment portfolios managed for clients such as segregated and mutual funds.
The Company does not undertake any obligation to update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.

     Analysts' Conference Call

     The Company's third quarter 2008 financial results will be reviewed at a conference call today at 8:30 a.m. ET. To listen to the conference call via teleconference, please call 416-644-3414 (Toronto) and 1-800-732-1073
(Canada/U.S.). A playback of the call will be available Tuesday, October 21,
2008 from 10:30 am until Tuesday, November 4, 2008 at 11:59 pm by dialing 416-
640-1917 (Toronto) - Passcode: 21286408 followed by the number sign,
1-877-289- 8525 (Canada, U.S.) - Passcode: 21286408 followed by the number sign.
     To listen to the call via live audio webcast and to view the presentation slides, please visit www.sunlife.com and click on the link to Q3 results from the "Highlights" section of the home page 10 minutes prior to the start of the presentation. The webcast and presentation will be archived on our website following the call and can be found at www.sunlife.com/QuarterlyReports.
     The financial results presented in this press release, as well as those discussed during today's call, are preliminary and unaudited. The Company expects to file its interim financial statements and MD&A on October 30, 2008.

     Sun Life Financial

     Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in
1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland,
Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of
September 30, 2008, the Sun Life Financial group of companies had total assets under management of $389 billion. For more information please visit
www.sunlife.com.
     Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and
Philippine (PSE) stock exchanges under ticker symbol SLF.

     <<
     --------------------
     (1) Together with its subsidiaries and joint ventures "the Company" or
         "Sun Life Financial"
     (2) All EPS measures in this document refer to fully diluted EPS, unless otherwise stated.
     (3) Operating earnings and other financial information based on operating earnings such as operating earnings per share and operating return on equity are non-GAAP financial measures. For additional information please see "Use of Non-GAAP Financial Measures."
     (4) Pre-Tax Operating Profit Margin Ratio is a non-GAAP financial measure. See "Use of Non-GAAP Financial Measures."
     >>

     %CIK: 0001097362

     /For further information: Media Relations Contact: Susan Jantzi, Public &
Corporate Affairs, Tel: (519) 888-3160, susan.jantzi(at)sunlife.com; Investor
Relations Contact: Paul Petrelli, Vice-President, Investor Relations, Tel:
(416) 204-8163, investor.relations(at)sunlife.com/
     (SLF. SLF)

CO:  Sun Life Financial Inc.

CNW 08:43e 21-OCT-08